Creations, Inc.

c/o Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Mergers and Acquisitions

Division of Corporation Finance

Attention: David Lin

August 17, 2020

Re:	Creations, Inc.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted July 14, 2020
CIK No. 0001795938

Ladies and Gentlemen:

On behalf of Creations, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), Amendment No.1 to the above-captioned Registration Statement on Form S-1 of the Company, filed on July 29, 2020 (the “Registration Statement”). This filing has been revised to reflect the Company’s responses to the comment letter received on August 10, 2020 from the staff of the commission (the “Staff”) and to update the financial and other related information to include information for the quarter ended June 30, 2020.

Form S-1 filed July 29, 2020

Exhibits, page II-3

1.	Refer to Exhibit 5.1. Please have counsel revise its legality opinion to address the following:

● Please revise to refer to the correct par value of your shares, which is $0.0001 per share according to your certificate of incorporation.

● We note that the company is incorporated in Delaware, but counsel’s legality opinion
“is limited to the federal securities laws of the United States of America and the corporate laws of the State of Nevada....” Please provide an opinion of counsel on the legality of the shares being registered under the appropriate state law.

●We note that the legality opinion states that the “Shares are duly authorized, validly issued, fully paid and non-assessable .. . . .” We also note that the opinion defines “Shares” as including the entire 3,117,278 shares covered by the registration statement. As up to 1,558,639 of the “Shares” have not yet been issued, please revise your legality opinion to indicate in the penultimate paragraph the number of shares that are outstanding and the number that “will be” outstanding.

Response: The Company respectfully acknowledges the Staff’s comment and counsel apologizes for the errors. Exhibit 5.1 has been revised to reflect your comments. Note that we have defined the shares already issued as the “Issued Shares”, the shares underlying the Warrants as the “Warrant Shares” and collectively as the “Registered Shares”.

Signatures, page II-4

2.	Please revise your Signatures page to address the following:

● We note your reference to “Amendment No. 2.” Please ensure that your Signatures page refers to the correct filing.

● Instruction 1 to the Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. It appears, however, that you have provided the signature on behalf of the registrant only. Please revise the signature page to include the second signature block and the related statement, as required by Instruction 1. In this respect, please note that Mr. Nissenson’s signature line must indicate each capacity in which he serves.

Response: The signature page of the S-1 has been revised to include all capacities that Mr. Nissenson is signing in.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel, Arthur Marcus with any questions or comments regarding this correspondence.

Sincerely,

/s/ Guy Nissenson

cc:	Arthur Marcus, SRF LLP (via email)
Guy Nissenson, Creations, Inc. (via email)